September 17, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enzon Pharmaceuticals, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-248528) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, September 21, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Todd Mason of Thompson Hine LLP, at (212) 908-3946. Please also call Todd Mason as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely,

ENZON PHARMACEUTICALS, INC.

By:	/s/ Andrew Rackear
Name:	Andrew Rackear
Title:	Chief Executive Officer and Secretary

cc:	Todd E. Mason, Thompson Hine LLP